PAMRAPO BANCORP, INC.

2002 Annual Report


03019312

PAMRAPO COUNTRY

A great place to live and grow



PAMRAPO BANCORP, INC.

Pamrapo Bancorp, Inc. (NASDAQ/PBCI) is the holding company for Pamrapo Savings Bank, S.L.A., which was founded in 1887. Pamrapo is a community bank with 9 offices in Bayonne, Hoboken, Fort Lee and Monroe, NJ. Financial services include a full range of deposit, mortgage and consumer loan products, as well as annuities and mutual funds. Total deposits at December 31, 2002 were $446 million and primarily consist of fixed maturity (44%), passbook (35%), money market (7%), transaction (8%) and non-interest bearing (6%) deposits. The Bank's $394 million gross loan portfolio consists of one-to-four family/multi-family residential mortgage loans (74%), construction and commercial real estate loans (10%) and consumer loans (16%). In addition, the Bank has a portfolio of mortgage-backed securities totaling $148 million.

Index

FINANCIAL HIGHLIGHTS

As of and for the Year Ended December 31,	**2000**	**2001**	**2002**
FOR THE YEAR (in thousands)			
Interest income	$ 33,162	$ 36,625	**$ 38,058**
Interest expense	15,498	17,544	**15,290**
Net interest income	17,664	19,081	**22,768**
Net income	4,476	5,000	**7,123**
AVERAGE FOR THE YEAR (in thousands)			
Assets	$ 454,197	$ 505,781	**$ 563,439**
Loans receivable	284,591	340,340	**384,671**
Mortgage-backed securities	125,750	121,596	**127,674**
Investment securities and other interest-earning assets	22,577	20,681	**32,697**
Deposits	369,583	403,100	**428,751**
Advances and other borrowings	29,578	45,548	**75,525**
Stockholders' equity	46,773	46,757	**49,043**
SIGNIFICANT PERCENTAGES			
Return on average assets	0.99%	0.99%	**1.26%**
Return on average equity	9.57%	10.70%	**14.52%**
Interest rate spread	3.53%	3.48%	**3.78%**
YEAR END (in thousands)			
Assets	$ 469,558	$ 539,639	**$ 588,659**
Loans receivable	309,082	369,239	**389,865**
Securities available for sale	5,713	5,304	**4,543**
Mortgage-backed securities	118,791	122,418	**146,138**
Investment securities	6,996	5,000	**7,095**
Deposits	379,410	416,587	**445,507**
Advances and other borrowings	35,788	67,518	**84,489**
Stockholders' equity	46,529	47,523	**50,756**



.56
.63
.69
.72
.75
98 99 00 01 02
DIVIDEND PAID*
(dollars)
413
448
470
540
589
98 99 00 01 02
ASSETS
(millions)
326
362
379
417
446
98 99 00 01 02
DEPOSITS
(millions)

* Reflects two-for-one stock split on May 29, 2002.

TO OUR STOCKHOLDERS

Pamrapo Bancorp, Inc., the holding company for Pamrapo Savings Bank, S.L.A., enjoyed outstanding results in 2002, propelled by a 42 percent increase in net income, continued strong mortgage lending and aggressive cost containment. An indicator of the company's financial strength is over $50 million in total stockholders' equity at year-end.

This record of achievement enabled Pamrapo to solidify its position as Bayonne's leading financial institution, with a 115-year history of uninterrupted community service.

2002 HIGHLIGHTS

Here's a closer look at how we fared last year:

- Net income increased to $7.1 million, or $1.39 per share, compared to $5.0 million, or $.97 per share, in 2001.
- For the eleventh consecutive year, dividends to stock-holders grew, from $.72 per share in 2001 to $.75 per share in 2002.
- In May, Pamrapo announced a two-for-one stock split paid in the form of a 100 percent stock dividend.

- As the premier originator of mortgages to the community, we closed $140 million in 2002 increasing our loan portfolio to $390 million at year-end.
- Non-performing loans and foreclosed real estate reached their lowest level since Pamrapo became a public company, totaling $2.9 million at December 31, 2002, down from $3.5 million at December 31, 2001.
- Deposits increased from $417 million at the end of 2001 to $446 million at the end of 2002, a significant gain given the fact that Pamrapo's deposit base was reduced by $21 million upon the third-quarter sale of two branch offices in Brick Township in Ocean County. That action is resulting in greater cost efficiencies.
- Total stockholders' equity crossed the $50 million threshold, growing from $47.5 million in 2001 to $50.8 million in 2002.

LOOKING AHEAD

One of Pamrapo's strengths over the years has been its ability to respond to the changing needs of customers and the changing dynamics of the region. In the face of tremendous turmoil in the U.S. financial markets in 2002, for example, we served as a safe haven for customers who in growing numbers transferred their money from high-risk stocks to savings and other conservative investment accounts at Pamrapo. We further helped our customers in the unpredictable, low-interest rate economy by providing guidance on investment opportunities tailored to their needs.

In the year ahead, we will continue to reach out to customers through the introduction of services such as Courtesy Checking, which provides automatic overdraft protection, and Internet Banking, which will allow customers to perform a wide range of banking functions from the convenience of their homes.

Our evolving region is also creating fundamental changes for Pamrapo. The impressive revitalization of Hudson County – led by the Hudson-Bergen Light Rail Transit system and the huge waterfront development program underway – has prompted us to rethink our growth plans. While we continue to maintain branch offices in Monroe in Middlesex County and Fort Lee in Bergen County, we are now focused on expanding our business closer to home, particularly in Bayonne and Jersey City, where we see enormous potential.

Indeed, we look upon each new home and each new family to the area as a chance to grow our institution. In addition to a highly competitive range of traditional and modern financial services, we offer prospective customers our unique and proven style of dependable, hometown banking. Helping to make that possible is Pamrapo's staff of experienced, skilled and friendly professionals who still greet customers by their first names. We also treasure the support of you, our stockholders, and promise to work aggressively in 2003 to strengthen the value of your investment.



William J. Campbell
President and Chief Executive Officer

PAMRAPO COUNTRY





Serving as a Dependable Growth Partner

Perhaps no area of New Jersey more poignantly combines the old with the new than Hudson County. The well-kept neighborhoods of Bayonne with their small-town charm coexist with high-tech TV and film production studios and shopping malls being built at the site of the former Military Ocean Terminal. The downtown shops of Jersey City and Hoboken with their turn-of-the-century motif lie within the shadows of the art deco and neoclassical towers that have risen in place of abandoned warehouses along the waterfront.

These communities are at the heart of PAMRAPO COUNTRY, an intriguing expanse of vast economic potential and growing accessibility thanks to the 20-mile long Hudson-Bergen Light Rail Transit system. As the century-old financial hub of the community, Pamrapo Savings Bank is poised to be an important part of this renaissance. We are prepared to help new families to the region afford the home of their dreams, send their children to college and plan for their retirement years. We are prepared to help businesses find their footing, then expand to the next profitable level.

At Pamrapo, we are constantly looking for growth opportunities across our core region that are consistent with the goals of our bank and the best interests of our stockholders.

A great place to live and grow






to Trains

Helping people to Better Manage Their Lives

Like the dynamic communities we serve, Pamrapo reflects both the old and the new in the products we offer to customers. We combine the traditional passbook savings account with a full menu of advanced financial services that people need to better manage their busy and complex lives. Pamrapo's staff of professionals can help them buy stocks or tax-free municipal bonds, set up an Individual Retirement Account (IRA), or develop a long-range financial plan designed to provide money for their children's college education or ensure they are able to live securely upon retirement.

Pamrapo also accommodates the changing lifestyles of our customers by deploying technology to make banking easier and faster than ever. Our rapidly growing network of ATMs, for example, now extends outside our branch offices to supermarkets, restaurants, bowling alleys, medical facilities and other well-trafficked locations. With FastBanking, customers can get updated information on their savings, checking or loan accounts, or even transfer funds from one account to another through the convenience of a touch-tone telephone. Internet Banking, which will be available this year, is another way in which Pamrapo is responding to the evolving needs of customers with sophisticated new tools.

At a time when people need to feel particularly good about who they do business with, it's no surprise that Pamrapo is playing an increasingly important role in the lives of its customers.


NJ TRANSIT
2009A

Our Growing Role as Trusted Hometown Banker

Pamrapo's long-standing reputation as a stable, responsibly run bank with a strong community conscience was not lost on customers last year with the nation's financial markets and corporate boardrooms in turmoil. In increasing numbers, investors fled the stock market for the safety and security of community bank savings accounts — a trend that was reflected in the growth of Pamrapo's deposits to $446 million by the end of 2002. In the period ahead, we will continue our goal of strong growth as we assume the role of hometown banker for a significant percentage of individuals and families moving into our service area.

What they get from Pamrapo is sound advice and courteous service from a team of banking professionals who take no greater pride than in the trust they have built with customers. That direct, hands-on approach is the real reason we have become a financial anchor of the community. At a time when people need to feel particularly good about who they do business with, it's no surprise that Pamrapo is playing an increasingly important role in the lives of its customers.



A Tradition of Lending That's Stronger Than Ever

We are committed to ensuring the growth of PAMRAPO COUNTRY in the years ahead through our active mortgage lending program. With interest rates at dramatically low levels in 2002, our loan specialists worked long and hard to meet the increasing demand for residential mortgages, particularly from first-time homebuyers.

Known for years as a "small town" originator of loans, Pamrapo has since become a full-service financial institution able to go head-to-head with the large regional banks that have become a major source of competition. Still, we have never lost sight of how critical our mortgage lending activities are to the future of the communities we serve. We have responded to that need with competitive pricing, flexible terms, prompt turnarounds and a commitment to judge each loan application on its merits. Just as important, we service each loan we originate.

By giving people the resources they need to succeed, we are helping to ensure the economic growth and vitality of the surrounding region. At the same time, we are sustaining our vision that Pamrapo continues to thrive as a strong and profitable community bank with the best interests of its customers and stockholders in mind.

Pamrapo stock performance



$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
91
92
93
94
95
96
97
98
99
00
01
02

Adjusted for stock splits: May 27, 1994 (2:1) and May 29, 2002 (2:1)

Individuals who bought Pamrapo stock 11 years ago would find their investment has since grown by 655%. In addition, that investment has produced a return in the form of dividends of 228%.

GENERAL

Pamrapo Bancorp, Inc. (the "Company") owns 100% of the issued and outstanding stock of Pamrapo Savings Bank, SLA (the "Bank"), which is the primary asset of the Company. The Company's business is conducted principally through the Bank.

BUSINESS OF THE COMPANY

The Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one-to-four family, owner occupied residential mortgage loans. In addition, in times of low loan demand, the Bank will invest in mortgage-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans and consumer loans.

The earnings of the Bank depend primarily upon the level of net interest income, which is the difference between the interest earned on assets such as loans, mortgage-backed securities, investments and other interest-earning assets and the interest paid on liabilities such as deposits and borrowings. Net interest income is affected by many factors, including regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flow. Net interest income is also affected by the amount, composition and relative interest rates of the Bank's assets and liabilities and by the repricing of such assets and liabilities.

The Bank is vulnerable to interest rate fluctuations to the extent that its interest-bearing liabilities mature or reprice more rapidly than its interest-earning assets. Such asset/liability structure may result in lower net interest income during periods of rising interest rates and may be beneficial in times of declining interest rates. The Bank's net income is also affected by provisions for loan losses, non-interest income, non-interest expenses and income taxes.

FINANCIAL CONDITION

The Company's consolidated assets at December 31, 2002 totaled $588.7 million, which represents an increase of $49.1 million or 9.10% when compared to $539.6 million at December 31, 2001, primarily due to increases in the loans receivable and mortgage-backed securities.

Securities available for sale decreased $761,000 or 14.35% to $4.5 million at December 31, 2002 when compared to $5.3 million at December 31, 2001. The decrease during the year ended December 31, 2002, resulted primarily from proceeds from repayments on securities available for sale amounting to $895,000 which offset purchases of securities available for sale of $44,000 along with an increase in unrealized gain on securities available for sale of $98,000.

Investment securities held to maturity increased $2.1 million or 42.00% to $7.1 million at December 31, 2002 when compared to $5.0 million at December 31, 2001. The increase during the year ended December 31, 2002 resulted primarily from purchases of investment securities held to maturity of $4.1 million, which offset proceeds from calls of such securities of $2.0 million.

Mortgage-backed securities held to maturity increased $23.7 million or 19.36% to $146.1 million at December 31, 2002 from $122.4 million at December 31, 2001. The increase during the year ended December 31, 2002 resulted primarily from purchases of mortgage-backed securities of $68.4 million, sufficient to offset principal repayments of $44.5 million on mortgage-backed securities.

Net loans amounted to $389.9 million and $369.2 million at December 31, 2002 and 2001, respectively, which represents an increase of $20.7 million or 5.61%, primarily due to loan originations exceeding loan principal repayments by $21.3 million.

Foreclosed real estate amounted to $155,000 and $238,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, foreclosed real estate consisted of one commercial property which is under contract for sale. At December 31, 2001, foreclosed real estate consisted of one residential property and one commercial property.

Total deposits at December 31, 2002 increased $28.9 million or 6.94% to $445.5 million compared to $416.6 million at December 31, 2001.

Advances from the Federal Home Loan Bank of New York ("FHLB-NY") totaled $84.3 million and $67.3 million at December 31, 2002 and 2001, respectively. The net increase of $17.0 million during the year ended December 31, 2002, resulted from new advances from the FHLB-NY, which were used to fund loan commitments, purchase of mortgage-backed securities and for general corporate purposes.

Stockholders' equity amounted to $50.8 million and $47.5 million at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002 and 2001, net income of $7.1 million and $5.0 million, respectively, was recorded and cash dividends of $3.9 million and $3.7 million, respectively, were paid on the Company's common stock. During the years ended December 31, 2002 and 2001, the Company repurchased 20,600 and 40,888 shares (on a post-split basis), respectively, of its common stock for $279,000 and $416,000, respectively, under a stock repurchase program.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NET INCOME

Net income increased by $2.1 million or 42.00% to $7.1 million during the year ended December 31, 2002 compared to $5.0 million for the year ended December 31, 2001. The increase in net income during the 2002 period was primarily due to increases in total interest income of $1.4 million and in non-interest income of $645,000, along with a decrease in total interest expense of $2.3 million, which more than offset increases in non-interest expense of $157,000, provision for loan losses of $175,000 and income taxes of $1.9 million.

INTEREST INCOME

Interest income on loans during the year ended December 31, 2002 increased by $1.8 million or 6.55% to $29.3 million when compared to $27.5 million during 2001. During the years ended December 31, 2002 and 2001, the yield earned on the loan portfolio was 7.61% and 8.07%, respectively. The average balance of loans outstanding during the years ended December 31, 2002 and 2001, totaled $384.7 million and $340.3 million, respectively, representing an increase of $44.4 million or 13.05%.

Interest on mortgage-backed securities decreased $160,000 or 2.02% during the year ended December 31, 2002 to $7.8 million compared to $7.9 million for 2001. During the years ended December 31, 2002 and 2001, the average balance of mortgage-backed securities totaled $127.7 million and $121.6 million, respectively, resulting in a net increase of $6.1 million or 5.02%. The yield earned on the mortgage-backed securities portfolio was 6.08% and 6.52% during 2002 and 2001, respectively. Interest earned on investment securities decreased by $78,000 or 13.06% to $518,000 for the year ended December 31, 2002, when compared to $596,000 for 2001. The decrease during the year ended December 31, 2002, resulted from a decrease of $1.7 million or 18.97% in the average balance of the investment securities portfolio, sufficient to offset an increase of forty-eight basis points in the yield earned on the investment securities portfolio from 6.75% in 2001 to 7.23% in 2002.

Interest on other interest-earning assets amounted to $508,000 and $623,000 during the years ended December 31, 2002 and 2001, respectively. The average balance of other interest-earning assets outstanding increased $13.7 million or 116.10% to $25.5 million in 2002 from $11.8 million in 2001, sufficient to offset a decrease of 327 basis points in the yield earned on other interest-earning assets to 1.99% in 2002 from 5.26% in 2001.

INTEREST EXPENSE

Interest on deposits decreased $3.4 million or 22.82% to $11.5 million during the year ended December 31, 2002 compared to $14.9 million for 2001. The decrease during 2002 was attributable to a decrease of 105 basis points in the Bank's average cost of interest-bearing deposits to 2.86% for 2002 from 3.91% for 2001 partially offset by an increase of $19.9 million or 5.22% in the average balance of interest-bearing deposits outstanding.

Interest on advances and other borrowed money increased $1.2 million or 46.15% to $3.8 million during the year ended December 31, 2002 compared to $2.6 million for 2001. The increase during 2002 was attributable to an increase of $30.0 million or 65.81% in the average balance of advances and other borrowings outstanding, partially offset by a decrease of seventy-five basis points in the Bank's cost of borrowings from 5.79% for 2001 to 5.04% for 2002.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2002, increased $3.7 million or 19.37% to $22.8 million for 2002 as compared to $19.1 million for 2001. The Bank's net interest rate spread increased from 3.48% in 2001 to 3.78% in 2002 and its interest rate margin increased from 3.95% in 2001 to 4.18% in 2002. The increase in net interest rate spread primarily resulted from a ninety basis point decrease in the cost of average interest-bearing liabilities to 3.21% in 2002 from 4.11% in 2001, sufficient to offset a sixty-one basis point decrease in the yield on interest-earning assets from 7.59% in 2001 to 6.98% in 2002.

PROVISION FOR LOAN LOSSES

During the years ended December 31, 2002 and 2001, the Bank provided $634,000 and $459,000, respectively, for loan losses. At December 31, 2002 and 2001, the Bank's loan portfolio included loans totaling $2.7 million and $3.3 million, respectively, which were delinquent ninety days or more. The Bank maintains an allowance for loan losses based on management's evaluation of the risk inherent in its loan portfolio which gives due consideration to changes in general market conditions and in the nature and volume of the Bank's loan activity. The allowance for loan losses amounted to $2.55 million at December 31, 2002, representing .65% of total loans and 94.41% of loans delinquent ninety days or more compared to an allowance of $2.15 million at December 31, 2001, representing .57% of total loans and 65.95% of loans delinquent ninety days or more. During the years ended December 31, 2002 and 2001, the Bank charged off loans aggregating $244,000 and $273,000, respectively. The Bank monitors its loan portfolio and intends to continue to provide for loan losses based on its ongoing periodic review of the loan portfolio and general market conditions.

NON-INTEREST INCOME

Non-interest income increased by $645,000 or 33.58% to $2.6 million during the year ended December 31, 2002 as compared to $1.9 million for 2001. The increase in non-interest income during 2002 resulted primarily from increases in fees and service charges of $85,000, gain on sale of branches of $479,000 and miscellaneous income of $81,000. During the year ended December 31, 2002, the Bank sold deposits of $21.8 million, furniture, fixtures and leasehold improvements of $221,000 and account loans of $148,000 at its two Brick, New Jersey, branch offices to another financial institution. As a result of the sale, the Bank recognized a net gain of $479,000.

NON-INTEREST EXPENSES

Non-interest expenses increased $156,000 to $12.8 million during the year ended December 31, 2002 compared to $12.6 million for 2001. Occupancy, federal insurance premium, advertising, equipment, loss on foreclosed real estate, and miscellaneous expenses decreased $121,000, $1,000, $53,000, $72,000, $7,000 and $394,000, respectively, during the year ended December 31, 2002, which were more than offset by increases in salaries and employee benefits of $804,000.

INCOME TAXES

Income tax expense totaled $4.8 million and $2.9 million during the years ended December 31, 2002 and 2001, respectively. The increase in 2002 resulted primarily from increases in pre-tax income of $4.0 million and an increase in the New Jersey income tax rate from 3% to 9% as a result of a tax law change.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NET INCOME

Net income increased by $524,000 or 11.71% to $5.0 million during the year ended December 31, 2001 compared to $4.5 million for the year ended December 31, 2000. The increase in net income during the 2001 period was primarily due to increases in total interest income of $3.4 million and in non-interest income of $345,000, which more than offset increases in total interest expense of $2.0 million, non-interest expense of $645,000, provision for loan losses of $251,000 and income taxes of $339,000.

INTEREST INCOME

Interest income on loans during the year ended December 31, 2001 increased by $4.0 million or 17.02% to $27.5 million when compared to $23.5 million during 2000. During the years ended December 31, 2001 and 2000, the yield earned on the loan portfolio was 8.07% and 8.27%, respectively. The average balance of loans outstanding during the years ended December 31, 2001 and 2000, totaled $340.3 million and $284.6 million, respectively, representing an increase of $55.7 million or 19.57%.

Interest on mortgage-backed securities decreased $189,000 or 2.33% during the year ended December 31, 2001 to $7.9 million compared to $8.1 million for 2000. During the year ended December 31, 2001, the average balance of mortgage-backed securities outstanding decreased $4.2 million or 3.34% to $121.6 million when compared to $125.8 million for 2000. The yield earned on the mortgage-backed securities portfolio was 6.52% and 6.45% during 2001 and 2000, respectively. Interest earned on investment securities decreased by $133,000 or 18.24% to $596,000 for the year ended December 31, 2001, when compared to $729,000 for 2000. The decrease during the year ended December 31, 2001, resulted from a decrease of $547,000 or 5.83% in the average balance of the investment securities portfolio, along with a decrease of one hundred and two basis points in the yield earned on the investment securities portfolio from 7.77% in 2000 to 6.75% in 2001.

Interest on other interest-earning assets amounted to $623,000 and $780,000 during the years ended December 31, 2001 and 2000, respectively. The average balance of other interest-earning assets outstanding decreased $1.4 million or 10.23% to $11.8 million in 2001 from $13.2 million in 2000, along with a decrease of sixty-five basis points in the yield earned on other interest-earning assets from 5.91% in 2000 to 5.26% in 2001.

INTEREST EXPENSE

Interest on deposits increased $1.1 million or 7.97% to $14.9 million during the year ended December 31, 2001 compared to $13.8 million for 2000. The increase during 2001 was attributable to an increase of $35.4 million or 10.24% in the average balance of interest-bearing deposits outstanding partially offset by a decrease of seven basis points in the Bank's average cost of interest-bearing deposits from 3.98% for 2000 to 3.91% for 2001.

Interest on advances and other borrowed money increased $898,000 or 51.70% to $2.6 million during the year ended December 31, 2001 compared to $1.7 million for 2000. The increase during 2001 was attributable to an increase of $15.9 million in the average balance of advances and other borrowings outstanding, partially offset by a decrease of eight basis points in the Bank's cost of borrowings from 5.87% for 2000 to 5.79% for 2001.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2001, increased $1.4 million or 7.91% to $19.1 million for 2001 as compared to $17.7 million for 2000. The Bank's net interest rate spread decreased from 3.53% in 2000 to 3.48% in 2001 and its interest rate margin decreased from 4.10% in 2000 to 3.95% in 2001. The decreased net interest rate spread primarily resulted from a seven basis point decrease in the yield on average interest-earning assets to 7.59% in 2001 from 7.66% in 2000, sufficient to offset a two basis point decrease in the cost of interest-bearing liabilities from 4.13% in 2000 to 4.11% in 2001.

PROVISION FOR LOAN LOSSES

During the years ended December 31, 2001 and 2000, the Bank provided $459,000 and $208,000, respectively, for loan losses. At December 31, 2001 and 2000, the Bank's loan portfolio included loans totaling $3.3 million and $4.1 million, respectively, which were delinquent ninety days or more. The Bank maintains an allowance for loan losses based on management's evaluation of the risk inherent in its loan portfolio which gives due consideration to changes in general market conditions and in the nature and volume of the Bank's loan activity. The allowance for loan losses amounted to $2.15 million at December 31, 2001, representing .57% of total loans and 65.95% of loans delinquent ninety days or more compared to an allowance of $1.95 million at December 31, 2000, representing .62% of total loans and 47.74% of loans delinquent ninety days or more. During the years ended December 31, 2001 and 2000, the Bank charged off loans aggregating $273,000 and $268,000, respectively. The Bank monitors its loan portfolio and intends to continue to provide for loan losses based on its ongoing periodic review of the loan portfolio and general market conditions.

NON-INTEREST INCOME

Non-interest income increased by $345,000 or 21.89% to $1.9 million during the year ended December 31, 2001 as compared to $1.6 million for

2000. The increase in non-interest income during 2001 resulted primarily from increases in fees and service charges of $173,000 and miscellaneous income of $172,000.

NON-INTEREST EXPENSES

Non-interest expenses increased $645,000 or 5.38% to $12.6 million during the year ended December 31, 2001 compared to $12.0 million for 2000. Salaries and employee benefits, occupancy, equipment and miscellaneous expenses increased $32,000, $88,000, $241,000 and $443,000, respectively, during the year ended December 31, 2001, which were partially offset by decreases in advertising, federal insurance premium, loss on foreclosed real estate and amortization of intangibles of $60,000, $2,000, $36,000 and $61,000, respectively.

INCOME TAXES

Income tax expense totaled $2.9 million and $2.6 million during the years ended December 31, 2001 and 2000, respectively. The increase in 2001 resulted primarily from an increase in pre-tax income of $864,000.

LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary sources of funds are deposits, amortization and prepayments of loan and mortgage-backed securities principal, FHLB-NY advances, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturities of investment securities are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition.

The Bank is required to maintain sufficient liquidity to ensure its safe and sound operation by the Office of Thrift Supervision ("OTS") regulations. The Bank's liquidity averaged 10.92% during December, 2002. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payments of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives. In addition, the Bank invests its excess funds in federal funds and interest-bearing deposits with the FHLB-NY, which provides liquidity to meet lending requirements.

The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Cash was generated by operating activities in each of the above periods. The primary source of cash from operating activities during each period was net income.

The primary sources of investing activities of the Bank are lending and investment in mortgage-backed securities. In addition to funding new loan production and the purchase of mortgage-backed securities through operations and financing activities, new loan production and purchases of mortgage-backed securities were also funded by principal repayments on existing loans and mortgage-backed securities. The primary sources of financing activities during the 2002 period were net increases in deposits of $29.4 million and net advances from the FHLB-NY of $17.0 million.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB-NY, which provide an additional source of funds. At December 31, 2002 and 2001, advances from the FHLB-NY amounted to $84.3 million and $67.3 million, respectively.

The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 2002, the Bank had outstanding commitments to originate loans and fund unused credit lines of $28.6 million. Certificates of deposit scheduled to mature in one year or less, at December 31, 2002, totaled $164.0 million. Management believes that, based upon historical experience, a significant portion of such deposits will remain with the Bank.

At December 31, 2002, the Bank exceeded each of the three OTS capital requirements. The Bank's tangible, core and risk-based capital ratios were 7.08%, 7.08% and 14.35%, respectively. The Bank was categorized as "well-capitalized" under the prompt corrective action regulations of the OTS.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

Assets	Note(s)	December 31, 2001	2002
Cash and amounts due from depository institutions		$ 4,816,866	$ 6,172,543
Interest-bearing deposits in other banks		17,872,019	17,684,844
Total cash and cash equivalents	1 and 15	22,688,885	23,857,387
Securities available for sale	1,2,9 and 15	5,304,032	4,542,528
Investment securities held to maturity	1,3,9 and 15	5,000,000	7,095,209
Mortgage-backed securities held to maturity	1,4,9 and 15	122,417,611	146,138,326
Loans receivable	1,5,9 and 15	369,238,574	389,864,704
Foreclosed real estate	1	238,141	155,340
Investment in real estate	1	227,033	213,643
Premises and equipment	1,6 and 10	4,830,735	4,417,239
Federal Home Loan Bank of New York stock, at cost	9	3,796,100	4,403,400
Interest receivable	1,7 and 15	2,944,226	2,982,315
Deferred tax asset	1 and 13	1,221,402	779,394
Other assets	12	1,732,103	4,209,460
Total assets		$ 539,638,842	$ 588,658,945
Liabilities and stockholders' equity			
Liabilities			
Deposits	8 and 15	$ 416,586,795	$ 445,507,415
Advances from Federal Home Loan Bank of New York	9 and 15	67,340,000	84,340,000
Other borrowed money	10 and 15	178,176	149,166
Advance payments by borrowers for taxes and insurance		3,516,532	3,835,862
Other liabilities	12	4,494,164	4,070,229
Total liabilities		492,115,667	537,902,672
Commitments and contingencies	14 and 15	-	-
Stockholders' equity	1, 11, and, 13		
Preferred stock; authorized 3,000,000 shares; issued and outstanding - none		-	-
Common stock; par value $.01; authorized 7,000,000 shares; shares issued 3,450,000 (2001) and 6,900,000 (2002); shares outstanding 2,577,293 (2001) and 5,145,986 (2002)		34,500	69,000
Paid-in capital in excess of par value		18,906,768	18,937,168
Retained earnings - substantially restricted		47,621,056	50,889,220
Accumulated other comprehensive income - Unrealized gain on securities available for sale, net of income tax		195,784	242,546
Treasury stock, at cost; 872,707 shares (2001) and 1,754,014 shares (2002)		(19,234,933)	(19,381,661)
Total stockholders' equity		47,523,175	50,756,273
Total liabilities and stockholders' equity		$ 539,638,842	$ 588,658,945

See notes to consolidated financial statements.

	Note(s)	Year Ended December 31, 2000	2001	**2002**
Interest income:				
Loans	1 and 5	$ 23,539,700	$ 27,480,276	**$ 29,266,901**
Mortgage-backed securities	1	8,113,734	7,924,810	**7,764,545**
Investments	1	728,837	596,371	**518,481**
Other interest-earning assets		779,848	623,336	**508,158**
Total interest income		33,162,119	36,624,793	**38,058,085**
Interest expense:				
Deposits	8	13,760,987	14,908,910	**11,482,660**
Advances and other borrowed money		1,736,695	2,635,383	**3,807,006**
Total interest expense		15,497,682	17,544,293	**15,289,666**
Net interest income		17,664,437	19,080,500	**22,768,419**
Provision for loan losses	1 and 5	207,879	458,888	**634,090**
Net interest income after provision for loan losses		17,456,558	18,621,612	**22,134,329**
Non-interest income:				
Fees and service charges		1,027,426	1,200,562	**1,285,725**
Gain on sale of branches		-	-	**478,563**
Miscellaneous		548,837	720,554	**801,605**
Total non-interest income		1,576,263	1,921,116	**2,565,893**
Non-interest expenses:				
Salaries and employee benefits	12	6,398,237	6,430,140	**7,234,261**
Net occupancy expense of premises	6 and 14	1,118,931	1,206,893	**1,085,575**
Equipment	6	1,113,677	1,354,638	**1,282,556**
Advertising		294,275	233,745	**181,207**
Federal insurance premium		75,579	74,314	**73,019**
Loss on foreclosed real estate	1	42,875	7,242	**232**
Amortization of intangibles	1	60,649	-	**-**
Miscellaneous		2,884,329	3,327,375	**2,933,748**
Total non-interest expenses		11,988,552	12,634,347	**12,790,598**
Income before income taxes		7,044,269	7,908,381	**11,909,624**
Income taxes	1 and 13	2,568,659	2,907,980	**4,786,232**
Net income		$ 4,475,610	$ 5,000,401	**$ 7,123,392**
Net income per common share:				
Basic/diluted	1	$ 0.85	$ 0.97	**$ 1.39**
Weighted average number of common shares outstanding:				
Basic/diluted	1	5,264,530	5,160,346	**5,141,486**
Dividends per common share	1	$ 0.69	$ 0.72	**$ 0.75**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2000	2001	**2002**
Net income	$ 4,475,610	$ 5,000,401	**$ 7,123,392**
Other comprehensive income, net of income taxes:			
Gross unrealized holding gain on securities available for sale	188,167	191,091	**97,762**
Deferred income taxes	67,700	68,900	**51,000**
Other comprehensive income	120,467	122,191	**46,762**
Comprehensive Income	$ 4,596,077	$ 5,122,592	**$ 7,170,154**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital in Excess of Par Value	Retained Earnings – Substantially Restricted	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance - December 31, 1999	$34,500	$18,906,768	$45,474,883	$(46,874)	$(16,115,313)	$48,253,964
Net income for the year ended December 31, 2000	-	-	4,475,610	-	-	4,475,610
Purchase of treasury stock	-	-	-	-	(2,703,475)	(2,703,475)
Unrealized gain on securities available for sale, net of income taxes	-	-	-	120,467	-	120,467
Cash dividends	-	-	(3,618,057)	-	-	(3,618,057)
Balance - December 31, 2000	34,500	18,906,768	46,332,436	73,593	(18,818,788)	46,528,509
Net income for the year ended December 31, 2001	-	-	5,000,401	-	-	5,000,401
Purchase of treasury stock	-	-	-	-	(416,145)	(416,145)
Unrealized gain on securities available for sale, net of income taxes	-	-	-	122,191	-	122,191
Cash dividends	-	-	(3,711,781)	-	-	(3,711,781)
Balance - December 31, 2001	34,500	18,906,768	47,621,056	195,784	(19,234,933)	47,523,175
Net income for the year ended December 31, 2002	-	-	7,123,392	-	-	7,123,392
Stock split	34,500	(34,500)	-	-	-	-
Purchase of treasury stock	-	-	-	-	(279,328)	(279,328)
Reissuance of treasury stock	-	64,900	-	-	132,600	197,500
Unrealized gain on securities available for sale, net of income taxes	-	-	-	46,762	-	46,762
Cash dividends	-	-	(3,855,228)	-	-	(3,855,228)
Balance - December 31, 2002	$69,000	$18,937,168	$50,889,220	$242,546	$(19,381,661)	$50,756,273

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	**2002**
Cash flows from operating activities:			
Net income	$ 4,475,610	$5,000,401	**$7,123,392**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment and investment in real estate	575,508	584,996	**619,262**
(Accretion) amortization of deferred fees, premiums and discounts, net	(7,106)	(7,895)	**128,086**
Provision for loan losses	207,879	458,888	**634,090**
Provision for losses on foreclosed real estate	13,500	20,037	**-**
Loss (gain) on sale of foreclosed real estate	2,873	(34,359)	**(8,349)**
(Gain) on sale of branches	-	-	**(478,563)**
Deferred income taxes (benefit)	(18,671)	(26,319)	**391,008**
(Increase) in interest receivable	(212,076)	(178,242)	**(38,089)**
(Increase) in other assets	(216,459)	(440,326)	**(2,477,357)**
Amortization of intangibles	60,649	-	**-**
Increase (decrease) in other liabilities	1,217,743	(805,963)	**(423,935)**
Distribution of treasury stock	-	-	**197,500**
Net cash provided by operating activities	6,099,450	4,571,218	**5,667,045**
Cash flows from investing activities:			
Principal repayments on securities available for sale	949,784	1,081,230	**895,307**
Purchases of securities available for sale	(81,087)	(570,385)	**(43,590)**
Purchases of investment securities held to maturity	(1,000,000)	(4,000,000)	**(4,110,600)**
Proceeds from calls of investment securities held to maturity	2,000,000	6,000,000	**2,000,000**
Principal repayments on mortgage-backed securities held to maturity	18,037,553	30,463,577	**44,499,307**
Purchases of mortgage-backed securities held to maturity	(16,217,257)	(34,155,728)	**(68,421,533)**
Proceeds from sales of loans	116,730	-	**147,950**
Purchases of mortgage loans	(1,675,900)	-	**-**
Net change in loans receivable	(39,418,857)	(60,394,792)	**(21,311,805)**
Proceeds from sales of foreclosed real estate	42,127	335,017	**91,150**
Additions to premises and equipment	(1,131,746)	(359,171)	**(413,813)**
Proceeds from sale of premises and equipment	-	-	**221,437**
Purchase of Federal Home Loan Bank of New York stock	(253,000)	(299,900)	**(607,300)**
Net cash (used in) investing activities	(38,631,653)	(61,900,152)	**(47,053,490)**

See notes to consolidated financial statements.

	Year Ended December 31,		
	2000	2001	**2002**
Cash flows from financing activities:			
Net increase in deposits	$17,485,188	$ 37,176,939	**$ 50,726,043**
Cash paid for sale of deposits	-	-	**(21,326,860)**
Advances from Federal Home Loan Bank of New York	15,000,000	35,000,000	**25,000,000**
Repayment of Advances from Federal Home Loan Bank of New York	(10,000,000)	(3,243,100)	**(8,000,000)**
Net (decrease) in other borrowed money	(24,734)	(26,786)	**(29,010)**
Net (decrease) increase in payments by borrowers for taxes and insurance	(414,945)	984,838	**319,330**
Cash dividends paid	(3,618,057)	(3,711,781)	**(3,855,228)**
Purchase of treasury stock	(2,703,475)	(416,145)	**(279,328)**
Net cash provided by financing activities	15,723,977	65,763,965	**42,554,947**
Net (decrease) increase in cash and cash equivalents	(16,808,226)	8,435,031	**1,168,502**
Cash and cash equivalents - beginning	31,062,080	14,253,854	**22,688,885**
Cash and cash equivalents - ending	$14,253,854	$ 22,688,885	**$ 23,857,387**
Supplemental information:			
Transfer of loans receivable to foreclosed real estate	$ 222,376	$ 33,264	**$ -**
Loans to facilitate sales of foreclosed real estate	$ -	$ 94,500	**$ -**
Cash paid during the period for:			
Income taxes	$ 2,560,280	$ 2,775,334	**$ 4,830,390**
Interest on deposits and borrowings	$15,479,682	$ 17,551,080	**$ 15,348,766**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidated financial statement presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Pamrapo Savings Bank, S.L.A. (the "Bank") and the Bank's wholly owned subsidiary, Pamrapo Service Corp., Inc. (the "Service Corp."). The Company's business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Cash and cash equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks having original maturities of three months or less.

Investment and mortgage-backed securities

Investments in debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the consolidated financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.

Loans receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

The Bank defers loan origination fees and certain direct loan origination costs and amortizes/accretes such amounts as an adjustment of yield over the contractual lives of the related loans. Discounts on loans purchased are recognized as income by use of the level-yield method over the terms of the respective loans.

Uncollectible interest on loans is charged off, or an allowance is established based on management's evaluation. An allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Allowance for loan losses

An allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management of the Bank, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions.

The Bank utilizes a two tier approach: (1) identification of impaired loans and the establishment of specific loss allowances, if necessary, on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of loan portfolio, current economic conditions and management's judgment.

Although management believes that adequate specific and general loan loss allowances are established, actual losses are dependent upon future events and, as such, further additions to the allowance for loan losses may be necessary.

An impaired loan is evaluated based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. An insignificant payment delay, which is defined as up to ninety days by the Bank, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Thus, a demand loan or other loan with no stated maturity is not impaired if the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate, during the period the loan is outstanding. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

Foreclosed real estate and investment in real estate

Real estate acquired by foreclosure or deed in lieu of foreclosure is initially recorded at the lower of cost or estimated fair value at date of acquisition and subsequently carried at the lower of such initially recorded amount or estimated fair value less estimated costs to sell. Costs incurred in developing or preparing properties for sale are capitalized. Expenses of holding properties and income from operating properties are recorded in operations as incurred or earned. Gains and losses from sales of such properties are recognized as incurred.

Real estate held for investment is carried at cost less accumulated depreciation. Income and expense of operating the property are recorded in operations.

Premises and equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, leaseholds and furnishings and equipment, at cost, less accumulated depreciation and amortization. Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are expensed in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

Income taxes

The Company, Bank and Service Corp. file a consolidated federal income tax return. Income taxes are allocated to the Company, Bank and Service Corp. based on their respective income or loss included in the consolidated income tax return. Separate state income tax returns are filed by the Company, Bank and Service Corp.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's and subsidiaries' tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Interest-rate risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to invest in securities, to make loans secured by real estate and, to a lesser extent, make consumer loans. The potential for interest-rate risk exists as a result of the generally shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Disclosures about fair value of financial instruments

The following methods and assumptions were used in estimating the fair value of its financial instruments:

Cash and cash equivalents and interest receivable: The carrying amounts reported in the consolidated financial statements for cash and cash equivalents and interest receivable approximate their fair values.

Securities: The fair value of securities, as well as commitments to purchase securities, is determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: Fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Deposits: The carrying amounts reported in the consolidated financial statements for non-interest-bearing demand, NOW, Money Market, savings and club accounts approximate their fair values. For fixed-maturity certificates of deposit, fair value is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank of New York and other borrowed money: Fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to extend credit: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Excess of cost over assets acquired

The cost in excess of the fair value of net assets (goodwill) acquired through the acquisition of certain assets and assumption of certain liabilities of branch offices was amortized to expense over a ten year period by use of the straight-line method.

Net income per common share

Basic net income per common share is based on the weighted average number of common shares actually outstanding. Diluted net income per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of stock options, if dilutive, using the treasury stock method. During the years ended December 31, 2000, 2001, and 2002, there were no outstanding securities or contracts that could have been dilutive.

On April 30, 2002, the Board of Directors declared a two-for-one stock split which was paid on May 29, 2002, in the form of a stock dividend on the Company's common stock to shareholders of record on May 15, 2002. Net income per common share, dividends per common share, and weighted average number of common shares outstanding have been adjusted to reflect the two-for-one stock split.

Reclassification

Certain amounts for prior periods have been reclassified to conform to the current period's presentation.

2. SECURITIES AVAILABLE FOR SALE

	December 31, 2001			
	Amortized	Gross Unrealized		Carrying
	Cost	Gains	Losses	Value
Mortgage-backed securities	$ 3,092,701	$ 45,986	$ -	$ 3,138,687
Mutual funds	1,398,327	-	1,045	1,397,282
Trust originated preferred security, maturing after twenty years	500,000	3,400	-	503,400
Equity security	7,020	257,643	-	264,663
	$ 4,998,048	$ 307,029	$ 1,045	$ 5,304,032

	December 31, 2002			
	Amortized	**Gross Unrealized**		**Carrying**
	Cost	**Gains**	**Losses**	**Value**
Mortgage-backed securities	**$ 2,189,845**	**$ 58,207**	**$ -**	**$ 2,248,052**
Mutual funds	**1,441,917**	**400**	**-**	**1,442,317**
Trust originated preferred security, maturing after twenty years	**500,000**	**25,000**	**-**	**525,000**
Equity security	**7,020**	**320,139**	**-**	**327,159**
	$ 4,138,782	**$ 403,746**	**$ -**	**$ 4,542,528**

There were no sales of securities available for sale during the years ended December 31, 2000, 2001 and 2002.

3. INVESTMENT SECURITIES HELD TO MATURITY

	December 31, 2001			
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
U.S. Government (including agencies):				
Due after five through ten years	$ 2,000,000	$ 12,500	$ -	$ 2,012,500
Subordinated notes due after five through ten years	3,000,000	35,000	30,307	3,004,693
	$ 5,000,000	$ 47,500	$ 30,307	$ 5,017,193

	December 31, 2002			
	Amortized	**Gross Unrealized**		**Estimated**
	Cost	**Gains**	**Losses**	**Fair Value**
Subordinated notes due after five through ten years	**$ 7,095,209**	**$ 365,801**	**$ -**	**$ 7,461,010**

There were no sales of investment securities held to maturity during the years ended December 31, 2000, 2001 and 2002.

4. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

	December 31, 2001			
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Federal Home Loan Mortgage Corporation	$ 79,433,582	$ 1,820,697	$ 209,129	$ 81,045,150
Federal National Mortgage Association	40,922,509	487,066	16,372	41,393,203
Government National Mortgage Association	2,061,520	77,903	-	2,139,423
	$ 122,417,611	$ 2,385,666	$ 225,501	$ 124,577,776

	December 31, 2002			
	Amortized	**Gross Unrealized**		**Estimated**
	Cost	**Gains**	**Losses**	**Fair Value**
Federal Home Loan Mortgage Corporation	**$ 98,734,189**	**$ 3,871,401**	**$ -**	**$ 102,605,590**
Federal National Mortgage Association	**38,481,631**	**1,718,481**	**1,385**	**40,198,727**
Government National Mortgage Association	**1,217,349**	**91,901**	**-**	**1,309,250**
Collateralized Mortgage Obligations	**7,705,157**	**153,372**	**-**	**7,858,529**
	$ 146,138,326	**$ 5,835,155**	**$ 1,385**	**$ 151,972,096**

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2000, 2001 and 2002.

5. LOANS RECEIVABLE

	December 31,	
	2001	**2002**
Real estate mortgage:		
One-to-four family	$ 230,374,470	**$ 253,972,105**
Multi-family	44,616,664	**37,069,398**
Commercial	28,258,043	**31,624,172**
FHA insured and		
VA guaranteed	285,891	**186,109**
	303,535,068	**322,851,784**
Real estate construction	7,067,870	**6,519,779**
Land	1,403,441	**1,372,803**
Commercial	1,262,477	**658,216**
Consumer:		
Passbook or certificate	688,520	**552,252**
Home improvement	575,917	**336,268**
Equity and second		
mortgage	56,958,107	**59,233,431**
Automobile	1,484,381	**1,243,333**
Personal	1,293,763	**1,297,740**
	61,000,688	**62,663,024**
Total	374,269,544	**394,065,606**
Less:		
Loans in process	2,271,587	**1,882,044**
Allowance for		
loan losses	2,150,000	**2,550,000**
Deferred loan fees		
(costs) and discounts	609,383	**(231,142)**
	5,030,970	**4,200,902**
	$ 369,238,574	**$ 389,864,704**

At December 31, 2000, 2001 and 2002, loans serviced by the Bank for the benefit of others totaled approximately $2,249,000, $1,584,000 and $1,104,000, respectively.

At December 31, 2000, 2001 and 2002, nonaccrual loans for which interest has been discontinued totaled approximately $2,703,000, $2,256,000, and $1,485,000, respectively. During the years ended December 31, 2000, 2001 and 2002, the Bank recognized interest income of approximately $71,000, $88,000, and $24,000, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to approximately $270,000, $230,000, and $151,000 for the years ended December 31, 2000, 2001 and 2002, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status.

The following is an analysis of the allowance for loan losses:

	Year Ended December 31,		
	2000	2001	**2002**
Balance, beginning	$ 2,000,000	$ 1,950,000	**$ 2,150,000**
Provisions charged			
to operations	207,879	458,888	**634,090**
Recoveries credited			
to allowance	9,860	14,432	**10,346**
Loan losses charged			
to allowance	(267,739)	(273,320)	**(244,436)**
Balance, ending	$ 1,950,000	$ 2,150,000	**$ 2,550,000**

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

	December 31,	
	2001	**2002**
Recorded investment		
in impaired loans:		
With recorded		
allowances	$ 41,487	**$ 32,959**
Without recorded		
allowances	2,183,808	**1,566,438**
Total impaired loans	2,225,295	**1,599,397**
Related allowance for		
loan losses	41,487	**32,959**
Net impaired loans	$ 2,183,808	**$ 1,566,438**

The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Year Ended December 31,
	2002
Balance, beginning	**$ 2,151,266**
Loans originated	**686,281**
Now associated	**93,840**
Collection of principal	**(821,850)**
Balance, ending	**$ 2,109,537**

6. PREMISES AND EQUIPMENT

	December 31,	
	2001	**2002**
Land	$ 701,625	**$ 701,625**
Buildings and improvements	4,027,388	**4,027,388**
Less accumulated depreciation	1,686,978	**1,817,150**
	2,340,410	**2,210,238**
Leasehold improvements	1,590,555	**1,190,690**
Less accumulated amortization	573,690	**516,257**
	1,016,865	**674,433**
Furnishings and equipment	5,443,180	**5,693,398**
Less accumulated depreciation	4,671,345	**4,862,455**
	771,835	**830,943**
	$ 4,830,735	**$ 4,417,239**

Depreciation expense for the years ended December 31, 2000, 2001, and 2002 totaled approximately $561,000, $571,000, and $606,000, respectively.

Depreciation charges are computed on the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 50 years
Leasehold improvements	10 years
Furnishings and equipment	3 to 10 years

7. INTEREST RECEIVABLE

	December 31,	
	2001	**2002**
Loans, net of allowance for uncollected interest of approximately $136,000 and $130,000, respectively	$ 2,126,962	**$ 2,078,868**
Mortgage-backed securities	711,617	**756,356**
Investment securities	105,647	**147,091**
	$ 2,944,226	**$ 2,982,315**

8. DEPOSITS

	December 31,					
	2001			**2002**		
	Weighted Average Rate	Amount	Percent	**Weighted Average Rate**	**Amount**	**Percent**
Demand:						
Non-interest-bearing demand	0.00%	$ 26,247,595	6.30	**0.00%**	**$ 26,313,782**	**5.91**
NOW	1.50%	32,335,151	7.76	**1.26%**	**33,200,162**	**7.45**
	0.83%	58,582,746	14.06	**0.70%**	**59,513,944**	**13.36**
Money Market	2.22%	28,292,792	6.79	**2.11%**	**32,594,320**	**7.31**
Savings and club	2.33%	137,112,652	32.92	**2.34%**	**155,430,932**	**34.89**
Certificates of deposit	4.29%	192,598,605	46.23	**3.18%**	**197,968,219**	**44.44**
	3.02%	$ 416,586,795	100.00	**2.48%**	**$ 445,507,415**	**100.00**

The scheduled maturities of certificates of deposit are as follows (in thousands):

	December 31,	
Maturity Period	2001	**2002**
One year or less	$ 164,029	**$ 164,187**
After one to three years	25,811	**30,150**
After three years	2,759	**3,631**
	$ 192,599	**$ 197,968**

Certificates of deposit of $100,000 or more by the time remaining until maturity are as follows (in thousands):

	December 31,	
Maturity Period	2001	**2002**
Three months or less	$ 17,394	**$ 11,880**
After three through six months	11,743	**12,107**
After six through twelve months	18,467	**24,510**
After twelve months	8,231	**9,346**
	$ 55,835	**$ 57,843**

A summary of interest on deposits follows:

	Year Ended December 31,		
	2000	2001	**2002**
Demand	$ 1,225,308	$ 1,147,870	**$ 1,080,086**
Savings and club	2,629,007	3,281,412	**3,428,455**
Certificates of deposit	9,923,003	10,490,771	**6,983,647**
	13,777,318	14,920,053	**11,492,188**
Less penalties for early withdrawal of certificates of deposit	(16,331)	(11,143)	**(9,528)**
	$13,760,987	$14,908,910	**$11,482,660**

9. ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK

	December 31,			
	2001		**2002**	
Maturing by December 31,	Weighted Average Interest Rate	Amount	**Weighted Average Interest Rate**	**Amount**
2002	5.57%	$ 8,000,000	**- %**	**$ -**
2003	5.50%	27,340,000	**5.50%**	**27,340,000**
2004	4.04%	5,000,000	**3.49%**	**12,000,000**
2005	4.54%	5,000,000	**3.98%**	**13,000,000**
2006	4.84%	5,000,000	**4.47%**	**12,000,000**
2007	- %	-	**3.50%**	**3,000,000**
2008	4.85%	7,000,000	**4.85%**	**7,000,000**
2010	6.19%	10,000,000	**6.19%**	**10,000,000**
	5.32%	$ 67,340,000	**4.79%**	**$ 84,340,000**

At December 31, 2001 and 2002, the advances were secured by pledges of the Bank's investment in the capital stock of the Federal Home Loan Bank of New York totaling $3,796,100, and $4,403,400 respectively, and a blanket assignment of the Bank's unpledged qualifying mortgage loans, mortgage-backed securities and investment securities portfolios.

10. OTHER BORROWED MONEY

	December 31,			
	2001		**2002**	
	Interest Rate	Amount	**Interest Rate**	**Amount**
Mortgage loan	8.00%	$ 178,176	**8.00%**	**$149,166**

The mortgage loan is payable in 144 equal monthly installments of $3,518 through February 1, 2007 and is secured by premises with a carrying value of $1,370,000 and $1,340,000 at December 31, 2001 and 2002, respectively.

11. REGULATORY CAPITAL

For the purpose of granting to eligible account holders a priority in the event of future liquidation, the Bank, at the time of conversion, established a special account in an amount equal to its total retained earnings of $18.4 million at June 30, 1989. In the event of a future liquidation of the converted Bank (and only in such event), an eligible account holder who continues to maintain his deposit account shall be entitled to receive a distribution from the special account. The total amount of *the special account is decreased (but never increased)* in an amount proportionately corresponding to decreases in the deposit account balances of eligible account holders as of each subsequent year end. After conversion, no dividends may be paid to stockholders if such dividends would reduce the retained earnings of the converted Bank below the amount required by the special account.

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank's capital levels at the dates presented:

	December 31,	
	2001	**2002**
GAAP capital	$ 41,205	**$ 43,757**
Less: Investment in and advances to non-includable subsidiary	(2,017)	**(2,040)**
Unrealized (gain) on securities available for sale	(196)	**(243)**
Core and tangible capital	38,992	**41,474**
Add: general valuation allowance	2,108	**2,517**
Total regulatory capital	$ 41,100	**$ 43,991**

(Dollars in Thousands)	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001:						
Total Capital						
(to risk-weighted assets)	$ 41,100	14.43%	$ 22,789	8.00%	$ 28,487	10.00%
Tier 1 Capital						
(to risk-weighted assets)	38,993	13.69%	-	-	17,092	6.00%
Core (Tier 1) Capital						
(to adjusted total assets)	38,993	7.26%	21,489	4.00%	26,861	5.00%
Tangible Capital						
(to adjusted total assets)	38,993	7.26%	8,058	1.50%	-	-
December 31, 2002:						
Total Capital						
(to risk-weighted assets)	**$ 43,991**	**14.35%**	**$ 24,518**	**8.00%**	**$ 30,648**	**10.00%**
Tier 1 Capital						
(to risk-weighted assets)	**41,474**	**13.53%**	**-**	**-**	**18,389**	**6.00%**
Core (Tier 1) Capital						
(to adjusted total assets)	**41,474**	**7.08%**	**23,440**	**4.00%**	**29,300**	**5.00%**
Tangible Capital						
(to adjusted total assets)	**41,474**	**7.08%**	**8,790**	**1.50%**	**-**	**-**

As of September 30, 2001, the most recent notification from the Office of Thrift Supervision, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

12. BENEFIT PLANS

Pension Plan ("Plan")

The Bank has a non-contributory defined benefit pension plan covering all eligible employees. The benefits are based on years of service and employees' compensation. The Bank's funding policy is to contribute the maximum amount that can be deducted for federal income tax purposes. The Plan's assets consist primarily of mutual funds and bank deposits.

The following tables set forth the Plan's funded status and components of net periodic pension cost:

	December 31,	
	2001	**2002**
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 3,730,084	**$ 4,470,707**
Service cost	192,887	**230,791**
Interest cost	296,009	**336,367**
Actuarial loss	352,452	**752,164**
Benefits paid	(100,725)	**(119,682)**
Benefit obligation at end of year	$ 4,470,707	**$ 5,670,347**
Change in Plan Assets		
Fair value of assets at beginning of year	$ 3,410,719	**$ 3,408,608**
Actual loss on plan assets	(238,917)	**(181,718)**
Employer contributions	337,531	**2,336,814**
Benefits paid	(100,725)	**(119,682)**
Fair value of assets at end of year	$ 3,408,608	**$ 5,444,022**

	December 31,	
	2001	**2002**
Reconciliation of Funded Status		
Accumulated benefit obligation	$ 3,634,438	**$ 4,918,612**
Projected benefit obligation	$ 4,470,707	**$ 5,670,347**
Fair value of assets	(3,408,608)	**(5,444,022)**
Funded status	1,062,099	**226,325**
Contributed in fourth quarter	(412,777)	**-**
Unrecognized net (loss)	(1,266,737)	**(2,295,871)**
Unrecognized past service liability	-	**(161,550)**
(Prepaid) expense included in other assets	$ (617,415)	**$ (2,231,096)**

	Year Ended December 31,		
	2000	2001	**2002**
Net Periodic Pension Expense			
Service cost	$ 168,854	$ 192,887	**$ 230,791**
Interest cost	273,500	296,009	**336,367**
Expected return on assets	(259,404)	(297,851)	**(338,524)**
Amortization of unrecognized loss	-	1,256	**68,393**
Unrecognized past service liability	-	-	**13,329**
Net periodic pension expense	$ 182,950	$ 192,301	**$ 310,356**

Assumptions used in the accounting for the Plan are as follows:

	Year Ended December 31,		
	2000	2001	**2002**
Discount rate	8.00%	8.00%	**7.25%**
Rate of increase in compensation	5.00%	5.00%	**4.50%**
Long-term rate of return on plan assets	8.50%	8.50%	**8.50%**

Savings and Investment Plan ("SIP")

The Bank sponsors a SIP pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 10% of their compensation of which the Savings Bank will match 50% of the employee's contribution. The SIP expense amounted to approximately, $118,000, $106,000 and $124,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Supplemental Executive Retirement Plan ("SERP")

The Bank has an unfunded non-qualified deferred retirement plan for certain employees. A participant who retires at age 65 (the "Normal Retirement Age"), is entitled to an annual retirement benefit equal to 75% of his compensation reduced by his retirement plan annual benefits. Participants retiring before the Normal Retirement Age receive the same benefits reduced by a percentage based on years of service to the Bank and the number of years prior to the Normal Retirement Age that participant retires.

The following tables set forth the SERP's funded status and components of net periodic SERP cost:

	December 31,	
	2001	**2002**
Projected benefit obligation - at beginning of year	$ 2,094,942	**$ 2,596,758**
Service cost	-	**(11,265)**
Interest cost	173,378	**177,653**
Actuarial loss	153,493	**345,576**
Benefit payments	(121,497)	**(33,456)**
Plan amendment	296,442	**(284,504)**
Projected benefit obligation - at end of year	2,596,758	**2,790,762**
Plan assets at fair value	-	**-**
Projected benefit obligation in excess of plan assets	2,596,758	**2,790,762**
Unrecognized net loss	(622,887)	**(895,743)**
Benefit paid in fourth quarter	-	**(64,928)**
Unrecognized past service liability	(985,122)	**(588,702)**
Accrued SERP cost included in other liabilities	$ 988,749	**$ 1,241,389**

Net periodic SERP cost included the following components:

	Year Ended December 31,		
	2000	2001	**2002**
Service cost	$ -	$ -	**$ (11,265)**
Interest cost	153,150	173,378	**177,653**
Net amortization	113,842	150,029	**184,636**
Net periodic SERP cost	$ 266,992	$ 323,407	**$ 351,024**
Contributions made	$ 66,901	$ 121,497	**$ 163,312**

Assumptions used in the accounting for the SERP are as follows:

	Year Ended December 31,		
	2000	2001	**2002**
Discount rate	8.00%	8.00%	**7.25%**
Rate of increase in compensation	5.50%	5.50%	**4.50%**
Amortization period (in years)	7.96	6.37	**4.94**

13. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to January 1, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at December 31, 2002, include approximately $6,907,000 of such bad debt, which, in accordance with SFAS No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The tax effects of existing temporary differences which give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2001	**2002**
Deferred tax assets		
Allowance for losses	$ 799,451	**$ 1,044,130**
Deferred loan fees	174,844	**130,326**
Depreciation	129,356	**98,391**
Reserve for uncollected interest	48,888	**43,677**
Benefit plans	179,063	**-**
	1,331,602	**1,316,524**
Deferred tax liabilities		
Benefit plans	-	**375,930**
Unrealized gain on securities available for sale	110,200	**161,200**
	110,200	**537,130**
Net deferred tax assets	$ 1,221,402	**$ 779,394**

The components of income taxes are summarized as follows:

	Year Ended December 31,		
	2000	2001	**2002**
Current	$ 2,587,330	$ 2,934,299	**$ 4,395,224**
Deferred	(18,671)	(26,319)	**391,008**
	$ 2,568,659	$ 2,907,980	**$ 4,786,232**

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Year Ended December 31,		
	2000	2001	**2002**
Federal income tax	$ 2,395,051	$ 2,688,850	**$ 4,049,272**
Increases in income taxes resulting from:			
New Jersey income tax, net of federal income tax effect	147,989	168,315	**603,430**
Other items, net	25,619	50,815	**133,530**
Effective income tax	$ 2,568,659	$ 2,907,980	**$ 4,786,232**

14. COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business primarily to meet the financing needs of its customers. These financial instruments include commitments to originate loans and purchase securities. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate and income-producing commercial properties.

The Bank had loan commitments outstanding as follows:

	December 31,	
	2001	**2002**
To originate loans	$ 27,097,000	**$ 18,415,000**

At December 31, 2002, all the outstanding commitments to originate loans are at fixed interest rates which range from 5.75% to 8.25%. All commitments are due to expire within ninety days.

At December 31, 2002, undisbursed funds from approved lines of credit under a homeowners' equity and a commercial equity lending program amounted to approximately $8,487,000 and $1,656,000, respectively. Unless they are specifically cancelled by notice from the Bank, these funds represent firm commitments available to the respective borrowers on demand. The interest rates charged for any month on funds disbursed under these programs range from 0% to 4.25% above the prime rate.

Rental expenses related to the occupancy of premises totaled $306,000, $312,000 and $272,000 for the years ended December 31, 2000, 2001 and 2002, respectively. At December 31, 2002, minimum non-cancellable obligations under lease agreements with original terms of more than one year are as follows:

December 31,	Amount
2003	$ 174,000
2004	158,000
2005	161,000
2006	165,000
2007	166,000
Thereafter	378,000
	$ 1,202,000

The Bank is also a party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position of the Company.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of the financial instruments are as follows (in thousands):

	December 31, 2001			
	2001		**2002**	
	Carrying Value	Fair Value	**Carrying Value**	**Fair Value**
Financial Assets				
Cash and cash equivalents	$ 22,689	$ 22,689	**$ 23,857**	**$ 23,857**
Securities available for sale	5,304	5,304	**4,543**	**4,543**
Investment securities held to maturity	5,000	5,017	**7,095**	**7,461**
Mortgage-backed securities held to maturity	122,418	124,578	**146,138**	**151,972**
Loans receivable	369,239	371,477	**389,865**	**400,548**
Interest receivable	2,944	2,944	**2,982**	**2,982**
Financial Liabilities				
Deposits	416,587	418,319	**445,507**	**446,626**
Advances and other borrowed money	67,518	68,109	**84,489**	**88,896**
Commitments				
To originate loans	27,097	27,097	**18,415**	**18,415**
Unused lines of credit	8,403	8,403	**10,143**	**10,143**
To purchase securities	5,914	5,914	-	-

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include mortgage servicing rights, premises and equipment and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

16. PARENT COMPANY FINANCIAL INFORMATION

The following condensed financial statements of the Company should be read in conjunction with the Notes to Consolidated Financial Statements.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
Assets	2001	**2002**
Cash and cash equivalents	$ 6,121,603	**$ 6,812,987**
Investment in subsidiary	41,204,870	**43,757,083**
Refundable income taxes	111,836	**120,965**
Other assets	187,866	**178,328**
Total assets	$ 47,626,175	**$ 50,869,363**
Liabilities and stockholders' equity		
Liabilities		
Other liabilities	$ 103,000	**$ 113,090**
Total liabilities	103,000	**113,090**
Stockholders' equity		
Common stock	34,500	**69,000**
Paid-in-capital in excess of par value	18,906,768	**18,937,168**
Retained earnings - substantially restricted	47,816,840	**51,131,766**
Treasury stock, at cost	(19,234,933)	**(19,381,661)**
Total stockholders' equity	47,523,175	**50,756,273**
Total liabilities and stockholders' equity	$ 47,626,175	**$ 50,869,363**

STATEMENTS OF INCOME

	Year Ended December 31,		
	2000	2001	**2002**
Dividends from subsidiary	$ 7,000,000	$ 5,000,000	**$ 5,000,000**
Interest income	6,139	5,306	**5,364**
Total income	7,006,139	5,005,306	**5,005,364**
Expenses	392,540	470,761	**507,798**
Income before equity in undistributed earnings of subsidiary and income taxes (benefit)	6,613,599	4,534,545	**4,497,566**
Equity in undistributed earnings of subsidiary	(2,250,305)	354,260	**2,505,451**
Income before income taxes (benefit)	4,363,294	4,888,805	**7,003,017**
Income taxes (benefit)	(112,316)	(111,596)	**(120,375)**
Net income	$ 4,475,610	$ 5,000,401	**$ 7,123,392**

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	**2002**
Cash flows from operating activities:			
Net income	$ 4,475,610	$ 5,000,401	**$ 7,123,392**
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	2,250,305	(354,260)	**(2,505,451)**
Decrease (increase) in refundable income taxes	93,833	(87,119)	**(9,129)**
(Increase) decrease in other assets	(21,081)	2,193	**9,538**
(Decrease) increase in other liabilities	(307,762)	14,196	**10,090**
Distribution of treasury stock	-	-	**197,500**
Net cash provided by operating activities	6,490,905	4,575,411	**4,825,940**
Cash flows from financing activities:			
Cash dividends paid	(3,618,057)	(3,711,781)	**(3,855,228)**
Purchase of treasury stock	(2,703,475)	(416,145)	**(279,328)**
Net cash (used in) financing activities	(6,321,532)	(4,127,926)	**(4,134,556)**
Net increase in cash and cash equivalents	169,373	447,485	**691,384**
Cash and cash equivalents - beginning	5,504,745	5,674,118	**6,121,603**
Cash and cash equivalents - ending	$ 5,674,118	$ 6,121,603	**$ 6,812,987**

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except for per share amounts) Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 8,777	$ 8,928	$ 9,429	$ 9,491
Interest expense	4,461	4,488	4,474	4,121
Net interest income	4,316	4,440	4,955	5,370
Provision for loan losses	60	60	150	189
Non-interest income	443	392	458	628
Non-interest expenses	3,046	3,150	3,256	3,183
Income taxes	609	599	736	964
Net income	$ 1,044	$ 1,023	$ 1,271	$ 1,662
Net income per common share:				
Basic/diluted	$ 0.20	$ 0.20	$ 0.24	$ 0.33
Dividends per common share	$ 0.18	$ 0.18	$ 0.18	$ 0.18

(In thousands, except for per share amounts) **Year Ended December 31, 2002**	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	**$ 9,603**	**$ 9,592**	**$ 9,486**	**$ 9,377**
Interest expense	**3,917**	**3,780**	**3,812**	**3,781**
Net interest income	**5,686**	**5,812**	**5,674**	**5,596**
Provision for loan losses	**210**	**225**	**125**	**74**
Non-interest income	**530**	**504**	**943**	**589**
Non-interest expenses	**2,966**	**3,243**	**3,257**	**3,325**
Income taxes	**1,109**	**1,023**	**1,484**	**1,170**
Net income	**$ 1,931**	**$ 1,825**	**$ 1,751**	**$ 1,616**
Net income per common share:				
Basic/diluted	**$ 0.37**	**$ 0.36**	**$ 0.34**	**$ 0.32**
Dividends per common share	**$ 0.1875**	**$ 0.1875**	**$ 0.1875**	**$ 0.1875**

To The Board of Directors and Stockholders

Pamrapo Bancorp, Inc.

We have audited the consolidated statements of financial condition of Pamrapo Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned consolidated financial statements present fairly, in all material respects, the financial position of Pamrapo Bancorp, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

January 31, 2003
Pine Brook, New Jersey

Management of Pamrapo Bancorp, Inc. and Subsidiaries is responsible for the preparation of the consolidated financial statements and all other consolidated financial information included in this report. Consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

All consolidated financial information included in the report agrees with the consolidated financial statements. In preparing the consolidated financial statements, management makes informed estimates and judgments with consideration given to materiality about the expected results of various events and transactions.

Management maintains a system of internal accounting control that includes personnel selection, appropriate division of responsibilities, and formal procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between the costs of systems of internal control and the benefits derived.

Management reviews and modifies its systems of accounting and internal control in light of changes in conditions and operations as well as in response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and the consolidated financial information is reliable.

The Board of Directors is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the control of operations. The Board appoints the independent certified public accountants. The Board meets with management, the independent certified public accountants, and also the internal auditor, approves the overall scope of audit work and related fee arrangements, and reviews audit reports and findings.



William J. Campbell
President and Chief Executive Officer



Kenneth D. Walter
Vice President-Treasurer and Chief Financial Officer



Robert A. Hughes
Vice President

January 31, 2003

SELECTED CONSOLIDATED FINANCIAL CONDITION AND OPERATING DATA OF THE COMPANY

	At December 31,				
(Dollars in thousands)	1998	1999	2000	2001	**2002**
Financial condition data:					
Total amount of:					
Assets	$ 413,474	$ 448,020	$ 469,558	$ 539,639	**$ 588,659**
Loans receivable	239,010	268,280	309,082	369,239	**389,865**
Securities available for sale	9,652	6,429	5,713	5,304	**4,543**
Mortgage-backed securities	120,400	120,824	118,791	122,418	**146,138**
Investment securities	1,998	7,996	6,996	5,000	**7,095**
Deposits	325,985	361,925	379,410	416,587	**445,507**
Advances and other borrowed money	28,836	30,813	35,788	67,518	**84,489**
Stockholders' equity	49,773	48,254	46,529	47,523	**50,756**

	Year Ended December 31,				
(Dollars in thousands)	1998	1999	2000	2001	**2002**
Operating data:					
Interest income	$ 28,971	$ 31,253	$ 33,162	$ 36,625	**$ 38,058**
Interest expense	12,428	13,642	15,498	17,544	**15,290**
Net interest income	16,543	17,611	17,664	19,081	**22,768**
Provision for loan losses	292	299	208	459	**634**
Non-interest income	1,399	1,565	1,576	1,921	**2,566**
Non-interest expenses	10,812	11,464	11,988	12,635	**12,791**
Income taxes	2,443	2,696	2,568	2,908	**4,786**
Net income	$ 4,395	$ 4,717	$ 4,476	$ 5,000	**$ 7,123**
Net income per share					
Basic	$ 0.78	$ 0.85	$ 0.85	$ 0.97	**$ 1.39**
Diluted	0.78	0.85	0.85	0.97	**1.39**
Dividends per share	$ 0.56	$ 0.63	$ 0.69	$ 0.72	**$ 0.75**
Dividend payout ratio	72.45%	73.35%	80.84%	74.23%	**54.12%**

	At or For Year Ended December 31,				
	1998	1999	2000	2001	**2002**
Selected Financial Ratios:					
Return on average assets	1.13%	1.09%	0.99%	0.99%	**1.26%**
Return on average equity	8.96%	9.66%	9.57%	10.70%	**14.52%**
Average equity/average assets	12.64%	11.29%	10.30%	9.24%	**8.70%**
Interest rate spread	3.91%	3.76%	3.53%	3.48%	**3.78%**
Net yield on average interest-earning assets	4.49%	4.28%	4.08%	3.95%	**4.18%**
Non-interest expenses to average assets	2.79%	2.65%	2.64%	2.50%	**2.27%**
Equity/total assets	12.04%	10.77%	9.91%	8.81%	**8.62%**
Capital ratios:					
Tangible	10.05%	9.30%	8.27%	7.26%	**7.08%**
Core	10.05%	9.30%	8.27%	7.26%	**7.08%**
Risk-based	21.23%	19.52%	16.29%	14.43%	**14.35%**
Non-performing loans to total assets	1.11%	0.94%	0.87%	0.60%	**0.46%**
Non-performing loans to loans receivable	1.92%	1.57%	1.30%	0.88%	**0.69%**
Non-performing assets to total assets	1.40%	1.03%	1.00%	0.65%	**0.49%**
Allowance for loan losses to non-performing loans	50.00%	47.62%	47.74%	65.95%	**94.41%**
Average interest-earning assets/average interest-bearing liabilities	1.17x	1.16x	1.15x	1.13x	**1.14x**
Net interest income after provision for loan losses to non-interest expenses	1.50x	1.51x	1.46x	1.47x	**1.73x**

MARKET FOR COMMON STOCK AND RELATED MATTERS

Pamrapo Bancorp, Inc.'s common stock is presently quoted on the National Association of Securities Dealers Automated Quotation's National Market System under the symbol "PBCI." At March 10, 2003, the Corporation's 5,145,986 outstanding shares of common stock were held by approximately 1,300 persons or entities.

The following table sets forth the high and low closing sales price per common share for the periods indicated. Such prices do not necessarily reflect retail markups, markdowns or commissions.

	Closing Prices	
Quarter Ended	High	Low
March 31, 2001	$ 12.25	$ 9.63
June 30, 2001	12.30	11.75
September 30, 2001	13.63	11.65
December 31, 2001	13.10	12.25
March 31, 2002	13.80	13.00
June 30, 2002	16.95	13.60
September 30, 2002	16.64	14.00
December 31, 2002	17.69	15.99

Prices retroactively adjusted for a two-for-one stock split on May 29, 2002

Dividends were paid as follows:

March, 2001	$ .18
June, 2001	.18
September, 2001	.18
December, 2001	.18
March, 2002	.1875
June, 2002	.1875
September, 2002	.1875
December, 2002	.1875

Dividends retroactively adjusted for a two-for-one stock split on May 29, 2002

Future dividend policy will be determined by the Board of Directors after giving consideration to the Company's financial condition, results of operations, tax status, industry standards, economic conditions and other factors. Dividends will also depend upon dividend payments by the Bank to the Corporation, which is its primary source of income. The Board may also consider the payment of stock dividends from time to time, in addition to, or in lieu of cash dividends.

Under federal regulations, the Bank may not declare or pay a cash dividend on any of its common stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account or the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). The Bank must provide at least 30 days advance notice to the OTS before declaring a dividend.

PAMRAPO SAVINGS BANK, S.L.A.

DIRECTORS

Daniel J. Massarelli
Chairman of the Board

John A. Morecraft
Vice Chairman

William J. Campbell

Patrick D. Conaghan, Esq.

James J. Kennedy

Francis J. O'Donnell

Jaime Portela, M.D.

OFFICERS

William J. Campbell
President and Chief Executive Officer

Kenneth D. Walter, C.P.A., C.F.P.
Vice President-Treasurer and Chief Financial Officer

Robert A. Hughes, C.P.A.
Vice President

Margaret Russo
Vice President and Secretary

Judith M. McAuliffe
Assistant Secretary
Compliance Officer

Anthony Massarelli
Human Resources Officer

Brian Campbell
Financial Services Manager

Robert E. Allen
Collection Officer

Dennis McDonough
MIS Manager

Robert Campbell
Marketing Officer

Virginia Taratko
NOW/Checking Manager

Mary Gers
Savings Manager

Janet Snyder
A.T.M. Manager

Richard Sosnowski
Loan Servicing Manager

Maryann Wolenski
Consumer Loan Officer

Augustine Jehle
Branch Coordinator

Joseph Ahern
Branch Manager

Lisa Marie Campbell
Branch Manager

Vilma Davids
Branch Manager

Danuta Krukowski
Branch Manager

Diana Passero
Branch Manager

Carmine Perullo
Branch Manager

Rose Petrie
Branch Manager

John Dobson
Internal Auditor

PAMRAPO BANCORP, INC.

BOARD OF DIRECTORS

Daniel J. Massarelli
Chairman of the Board
Former Owner of Massarelli Pharmacy, Inc.

John A. Morecraft
President of John A. Morecraft, Inc.

William J. Campbell
President and Chief Executive Officer of Pamrapo Bancorp, Inc. and Pamrapo Savings Bank, S.L.A.

Patrick D. Conaghan, Esq.
Attorney

James J. Kennedy
Retired Division President
J.C. Penney Co.

Francis J. O'Donnell
Former Owner of O'Donnell Agency

Jaime Portela, M.D.
Retired Physician

OFFICERS

William J. Campbell
President and Chief Executive Officer

Kenneth D. Walter, C.P.A., C.F.P.
Vice President-Treasurer
and Chief Financial Officer

Robert A. Hughes, C.P.A.
Vice President

Margaret Russo
Secretary

STOCKHOLDER INQUIRIES

Robert A. Hughes, C.P.A.
Vice President
Pamrapo Bancorp, Inc.
611 Avenue C
Bayonne, New Jersey 07002
www.pamrapo.com

ANNUAL REPORT ON FORM 10-K

A copy of the Company's report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge by written request addressed as set forth under Stockholder Inquiries.

COUNSEL

Patton Boggs, L.L.P.
Washington, D.C.
Donald D. Campbell, Esq.
Bayonne, New Jersey

INDEPENDENT AUDITORS

Radics & Co., LLC
Pine Brook, New Jersey

STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
908/497-2300

PAMRAPO BANCORP, INC.

611 Avenue C
Bayonne, NJ 07002
201 339-4600
www.pamrapo.com